SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  WP Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	129 NW 13th Street, Suite D26 Boca Raton, FL 33432

TELEPHONE NUMBER:  (800) 950-9112

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes                                        /  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Boca Raton, State of Florida, on this 11th day of August,  2015.

ATTEST:	WP Trust

/s/ Matthew A. Swendiman	/s/ Charlie S. Stoll
By: Matthew A. Swendiman, Trust Counsel	By: Charlie S. Stoll, Trustee